Exhibit 4.2

IEH CORPORATION

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

IEH Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock (as defined below).

Description of Common Stock

The following description of our Co. The Common Stock (as defined below) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our By-Laws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of New York law, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 10,000,000 shares of common stock, $0.50 par value per share (“Common Stock”). The issued and outstanding shares of our Common Stock are fully paid and non-assessable.

Voting Rights

The holders of outstanding shares of Common Stock shall have the right to vote on the election and removal of all of the members of the Board of Directors and on all other matters to be voted on by the shareholders of the Company. At every meeting with respect to matters on which the holders of outstanding shares of Common Stock are entitled to vote, the holders of outstanding shares of Common Stock shall be entitled to one vote per share and do not have cumulative voting rights. Shareholders may only take action and vote their shares at an annual or special meeting of shareholders. Shareholders may not take action by written consent without a meeting.

Dividend Rights

When, as and if dividends or distributions are declared on issued and outstanding shares of Common Stock, whether payable in cash, in property or in securities of the Company, the holders of issued and outstanding shares of Common Stock shall be entitled to share equally, share for share, in such dividends and distributions.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to share equally, share for share, in the assets of the Company to be distributed among the holders of issued and outstanding shares of Common Stock.

No Preemptive Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Shareholders of Common Stock may not act by written consent without a meeting.

Listing and Transfer Agent

The Common Stock is traded on the OTC Bulletin Board Market under the symbol IEHC. The transfer agent and registrar for our Common Stock is Computershare.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and By-Laws

Certain provisions of our Certificate of Incorporation and Bylaws could make our acquisition by a third party, a change in our incumbent board of directors and our management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Our Certificate of Incorporation contains provisions for a classified board of directors which divides the board of directors into two classes: Class I and Class II with as nearly equal in number of directors as possible. As a result, the ability of a party seeking to acquire control of the Company’s board of directors would be delayed until two annual meetings of shareholders from electing directors and taking such control.

Any director, or the entire Board of Directors, may be removed from office at any time but only (i) for cause, and (ii) by the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock; provided that if a proposal is made to remove a director affiliated with a “Related Person”, then in addition to (i) and (ii) above, such removal shall require the affirmative vote of holders of a majority of “Disinterested Shareholders”.

Shareholders may only take action at an annual or special meeting of shareholders. Shareholders may not take action by written consent without a meeting of shareholders.

Our Certificate of Incorporation and Bylaws contain provisions which could delay or prevent a third party from acquiring shares of our Common Stock or replacing members of our Board of Directors. As a result, our Board of Directors could make it difficult for a third party to acquire a majority of our outstanding voting stock.

Further, our Bylaws provide that the size of the Board of Directors shall be fixed as determined from time to time by the Board. The directors are to be elected at the annual meeting of the shareholders and each director elected shall hold office until his successor is elected and qualified. Any director or the entire Board of Directors may be removed only for cause by the holders of a majority of shares then entitled to vote at an election of directors. Any vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office.

New York Anti-Takeover Law

We are subject to Section 912 of the New York Business Corporation Law. With specified exemptions, this statute prohibits a New York corporation from engaging in a business combination (as defined in Section 912(a)(5)) with an interested shareholder (generally, a person that, shareholder together with its affiliates and associates, owns 20 percent or more of such corporation’s voting stock) for a period of five years after the date of the transaction in which the person became an interested shareholder.

Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested shareholder is generally a shareholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations may not engage at any time with any interested shareholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and that meets certain other requirements.

3